

June 20, 2014

<u>Via E-Mail</u>
Roy G. Warren
Chief Executive Officer
Attitude Drinks Incorporated
712 U.S. Highway 1, Suite 200
North Palm Beach, FL  33408

      **Re:    Attitude Drinks Incorporated**
             **Form 10-K for Fiscal Year Ended March 31, 2013**
             **Filed July 15, 2013**
             **File No. 000-52904**

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/Craig Arakawa for

                Tia L. Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Mining